SEC FILE NUMBER 001-36541

CUSIP NUMBER 53263P105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:__________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Limbach Holdings, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1251 Waterfront Place, Suite 201

Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania 15222

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b -25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Limbach Holdings, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (the “Form 10-Q”) within the prescribed time period. This is because during the quarter, the Company experienced continued challenges in its Mid-Atlantic Branch, with higher than expected costs. As a result, as of September 30, 2018, the Company was not in compliance with the senior leverage and fixed charge coverage ratio requirements under its senior credit facility (the “Credit Agreement”). This caused the Company to be delayed in completing its Form 10-Q while it analyzed the impact of such noncompliance on its financial statements. The Company is actively negotiating with its lenders for a conditional waiver of the noncompliance under the Credit Agreement and expects to enter into an agreement for such waiver on or prior to November 19, 2018, which is the date on which the Company plans to file its Form 10-Q. No assurance can be made as to whether the Company will be able to obtain such waiver on acceptable terms or at all.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles A. Bacon, III	(412)	359-2100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue in the range of $393 million to $397 million and net loss in the range of $5.0 million to $6.0 million, in each case for the nine months ended September 30, 2018, compared to revenue of $354.3 million and net loss of $0.4 million for the same period of the prior year. In addition, the Company expects to reclassify its remaining long-term debt under the Credit Agreement, comprising $23.6 million of revolver borrowings and term loans, to a current liability in the Company’s condensed consolidated balance sheet as of September 30, 2018.

Certain statements in this Form 12b-25 constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the anticipated waiver of the Company’s noncompliance under the Company’s credit agreement, the timing for filing the Form 10-Q and its expected results of operations. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable, but actual results may vary materially from those expressed or implied by the forward-looking statements due to a number of risks and uncertainties, including the ability of the Company to obtain the waiver from its lenders on acceptable terms or at all, the timing of the process of finalizing the Form 10-Q as well as the other risks included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update forward-looking statements, except as required by law.

Limbach Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2018	By:	/s/ Charles A. Bacon III
Charles A. Bacon III
President, Chief Executive Officer and Director

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